TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. COMPLETES AGREEMENT TO DRILL GAS WELL IN KNOX AND LAUREL COUNTIES, KENTUCKY

For Immediate Release: May 23, 2006, Vancouver, B.C. – Teryl Resources Corp. (TSX Venture Exchange: TRC) announces the successful completion of an agreement with IAS Communications, Inc. to drill up to 24 gas wells in Kentucky. The first well to be drilled will be the Ken Lee #1 well located in Knox County. The Ken Lee well is located on one of the leases in the heart of approximately 5,000 acres under lease by Energy Source, Inc.

Teryl will earn a 40% interest in each well drilled by financing 50% of the total cost of drilling each well, subject to a 12 ½ percent revenue interest to the landowner and 27 ½ percent to Energy Source, Inc., the lessee and operator of the wells.

PRODUCTION HISTORY

Knox County wells historically have been producing natural gas since the 1920’s with wells experiencing up to 30 MMCF GPD in daily production. There are five potential pay zones that have produced successful natural gas production. Data from the University of Kentucky, reviewed for the year 2000, shows approximately 481 wells in east Kentucky, with 421 of those wells completed as commenced producers.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.